UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NINE MONTH KEY FIGURES ENDING SEPTEMBER 30, 2014

(UNAUDITED IFRS FIGURES)

SIGNIFICANT RESULTS INCREASE AND 2014 OBJECTIVES CONFIRMED

•	GOOD REVENUE GROWTH: +5.1% AT CONSTANT EXCHANGE RATES AND +1.2% AT CONSTANT SCOPE AND EXCHANGE RATES
•	CONTINUED SATISFACTORY GROWTH IN WASTE VOLUMES
•	ADJUSTED OPERATING CASH FLOW GROWTH OF 12.8%[1] (+13.1%[1] FOR COMBINED WATER AND WASTE ACTIVITIES)
•	ADJUSTED OPERATING INCOME GROWTH OF 15.7%[1] TO €711 MILLION
•	2014 OBJECTIVES CONFIRMED:
▪	Revenue growth
▪	Around 10% growth in adjusted operating cash flow at constant exchange rates
▪	Significant growth in adjusted operating income
▪	Reduction in financial expense
▪	Significant growth in adjusted net income

Antoine Frérot, Veolia Environnement’s Chairman and CEO indicated: “Successful execution of the Group’s strategy drove an increase in all of our financial indicators for the first nine months of 2014. The new organization implemented in 2013 has driven improved operational performance and our cost reduction program is proceeding as planned. The Group has also sustained good commercial momentum, not only in our traditional markets, but also in new previously identified priority markets. We therefore confirm our 2014 objective of around 10% growth in adjusted operating cash flow at constant exchange rates, and we approach the 2015 year with confidence.”

▪	Revenue for the nine months ended September 30, 2014 grew 4.3% (+5.1% at constant exchange rates and +1.2% at constant consolidation scope and exchange rates) to €16,845 million compared to re-presented €16,155 million for the same period ended September 30, 2013.

For the combined Water and Waste operations, revenue grew 6.0% at constant exchange rates and 3.4% at constant consolidation scope and exchange rates.

o        In France, Waste revenue was stable, while Water revenue declined slightly.

o      In the Europe excluding France segment, revenue grew 1.3% at constant consolidation scope and exchange rates, mainly due to strong growth in the UK (+7.5% at constant consolidation scope and exchange rates) from growth and ramping up of Waste PFI contracts and 1.4% growth at constant consolidation scope and exchange rates in Water operations in Central and Eastern Europe. Germany revenue declined 4.7% at constant consolidation scope and exchange rates due to the particularly unfavorable weather impact at the beginning of 2014.

o      The Rest of the World segment continued to achieve solid growth (+6.4% at constant consolidation scope and exchange rates) due to strong performance in the Energy Services in the United States and growth in Australia (+8.1% at constant consolidation scope and exchange rates) due to higher volumes landfilled in Waste and the beginning of new contracts in Water operations.

o     The Global Businesses segment showed good momentum with 8.8% growth at constant consolidation scope and exchange rates, given continued growth in hazardous waste activities (+5.9% at constant consolidation scope and exchange rates), and in Sade operations (+10.2% at constant consolidation scope and exchange rates), as well as the expected start of a series of engineering projects (Veolia Water Technologies) in the industrial Design and Build sector (desalination facilities in the Middle East).

o     The Other segment, which includes the contribution of Dalkia France up until the date of unwinding the Dalkia joint venture and industrial multiservice contracts, posted a decline of 9.4% at constant consolidation scope and exchange rates due to the unfavorable weather impact associated with an exceptionally mild winter, as well as the progressive continuation of the end of gas cogeneration contracts.

By business, Water posted 3.2% revenue growth at constant consolidation scope and exchange rates. Waste operations continued to grow at an elevated rate, growing 2.8% at constant consolidation scope and exchange rates, with a positive waste volume impact on sales of +1.5% and impact of service price increases of +0.6% for the nine months ending September 30, 2014. Following an increase in waste volumes of 2.8% in Q1, and 0.6% in Q2, volumes increased 1.1% in Q3. Energy Services revenue declined 8.2% at constant consolidation scope and exchange rates due to unfavorable weather impacts.

On a pro forma basis (integration of Dalkia International at 100% for the 9 months and deconsolidation of Dalkia France), Veolia revenue increased 2.5% at constant exchange rates.

  Adjusted operating cash flow increased 12.8% at constant exchange rates to €1,451 million, while that of combined Water and Waste activities increased 13.1% at constant exchange rates.

o     Adjusted operating cash flow grew primarily due to continued cost savings achievement and good performance in Waste operations: primarily in the UK and in China hazardous waste activities, as well as due to improvement in Germany and the United States. Performance in the Water business also improved. In addition, adjusted operating cash flow benefited from the full consolidation of Proactiva in Latin America, with a contribution of €51 million. Adjusted operating cash flow in Energy Services declined due to the impact of mild weather at the beginning of the year.

o     The cost reduction program is proceeding as planned and resulted in €151 million of gross savings during the first nine months of the year. Implementation costs over the same period were €42 million.

1 At constant exchange rates.

o     By segment: in France adjusted operating cash flow decreased slightly due to the decline in scrap metal prices and lower volumes landfilled, while Water was stable. Adjusted operating cash flow in the Europe excluding France segment posted sustained growth due to good momentum in Waste operations in the UK and benefits from restructuring in Germany. The Rest of the World segment showed very good performance driven by the United States and the consolidation of Proactiva in Latin America. The Global Businesses segment also posted good growth due to good performance in hazardous waste and a favorable comparison base for Veolia Water Technologies.

o     On a pro forma basis (integration of Dalkia International at 100% for the 9 months and deconsolidation of Dalkia France), Veolia adjusted operating cash flow increased 7.7% at constant exchange rates.

▪	Adjusted operating income for the nine months ended September 30, 2014 increased 14.6% (+15.7% at constant exchange rates) to €711 million.

o     Adjusted operating income growth reflects the strong improvement in adjusted operating cash flow and the increase in the contribution from joint ventures and associates which includes a capital gain on the divestiture of Marius Pedersen for €49 million.

o     Growth was partially absorbed by the variation of provisions which benefited in 2013 from executive pension provision reversals.

▪	Net financial debt amounted to €8,618 million at September 30, 2014 compared to €9,612 million at September 30, 2013.
o	Significant improvement in the generation of net free cash flow[2], to -€191 million for the nine months ended September 30, 2014 versus -€442 million[3] for the nine months ended September 30, 2013 due to growth in adjusted operating cash flow, continued capex discipline and management of working capital requirements.
o	Foreign exchange rate movements increased net financial debt by €332 million.

  2014 objectives confirmed:
o	Revenue growth;
o	Around 10% growth in adjusted operating cash flow at constant exchange rates;
o	Significant growth in adjusted operating income;
o	Reduction in financial expense;
o	Significant growth in adjusted net income.

2 Cash flow before net financial divestments and after payment of financial expense and taxes represents the sum of adjusted operating cash flow and operating cash flow from financing activities, dividends received from joint ventures, principal payments on operating financial assets, changes in working capital for operations and industrial investments and industrial divestitures, excluding net industrial investments of discontinued operations.

3 Excluding the hybrid issuance in euros and pound sterling of €1,454M (including coupons paid) in January 2013.

About Veolia

Veolia group is the global leader in optimized resource management. With over 187,000 employees* worldwide, the Group designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them. Veolia Water Technologies specializes in technological solutions and design and build projects for water and wastewater treatment, serving industrial and municipal clients.

In 2013, Veolia group supplied 94 million people with drinking water and 62 million people with wastewater service, produced 54 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia Environnement (listed on Paris Euronext: VIE and NYSE: VE) recorded consolidated revenue of €23.4 billion* in 2013. www.veolia.com

(*) 2013 pro-forma unaudited figures, including Dalkia International (100%) and excluding Dalkia France. Excluding Transdev employees and revenue currently under divestment.

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

This document contains "non-GAAP financial measures" within the meaning of Regulation G adopted by the U.S. Securities and Exchange Commission under the U.S. Sarbanes-Oxley Act of 2002. These "non-GAAP financial measures" are being communicated and made public in accordance with the exemption provided by Rule 100(c) of Regulation G.

Contacts

Group Media Relations Laurent Obadia Sandrine Guendoul Tel. : + 33 (0)1 71 75 12 52 sandrine.guendoul@veolia.com	Analyst & Investor Relations Ronald Wasylec - Ariane de Lamaze Tel. : + 33 (0)1 71 75 12 23 / 06 00 Terri Anne Powers (United States) Tel. : + 1 312 552 2890

Quarterly Financial Information as of September 30, 20144

Note: completion of the transaction between VEOLIA and EDF concerning DALKIA

The transaction associated with the agreement between Veolia and EDF, signed on March 25, 2014, related to their joint subsidiary Dalkia, closed on July 25, 2014.

As part of this transaction, EDF acquired all of Dalkia’s activities in France, under Dalkia’s brand, while Dalkia’s International operations were acquired by Veolia.

To recap, discussions between Veolia and EDF had been initiated in October 2013, with the goal of coming to an agreement with respect to their joint subsidiary Dalkia.

At the end of consultation processes with employee representative bodies and after approval of EDF's and Veolia Environnement's respective Boards of Directors, an agreement was signed on March 25, 2014 in accordance with the principles previously announced. After the authorization of antitrust authorities was received at the end of June 2014, the transaction was completed on July 25, 2014 and resulted in the divestment of the Group’s Dalkia France shares to EDF and the divestment of EDF’s Dalkia International shares to the Group; these two divestments being part of one transaction.

As part of this transaction, Veolia Environnement made a cash payment to EDF to compensate for the difference in value of the investments owned by the two shareholders in the various Dalkia group entities. Given the definitive structure of the transaction, the amount of cash paid by the Group to EDF amounted to €655.0 million.

At the closing date, this transaction decreased Veolia’s net financial debt by €350 million, of which €155 million due to the exit of Dalkia France‘s external debt (which was reclassified as liabilities directly associated with assets classified as held for sale as of December 31, 2013, pursuant to IFRS 5).

Accounting consequences

This transaction will be reflected in the consolidated financial statements as a loss of control of Dalkia’s activities in France and the gain of control of Dalkia International. Thus, Dalkia International, which was formerly accounted for under the equity method, will be fully consolidated as of the closing date and presented within each operating segment.

Given the date of completion of the transaction and the size of Dalkia International, as of the date of this quarterly financial publication the Group does not have an initial assessment of the fair value of acquired assets and assumed liabilities of Dalkia International.

4 Re-presented figures for the nine months ending September 30, 2013 are shown at the end of this press release.

Revenue

Revenue by operating segment:

Revenue (€M)
	Nine months ended September 30, 2014	Nine months ended September 30, 2013 re-presented	% Change 2014/2013	Internal Growth	External Growth	Foreign Exchange Impact
France	4,165.0	4,213.6	-1.2%	-1.2%	-	-
Europe excluding France	4,246.4	3,529.8	+20.3%	+1.3%	+18.0%	+1.0%
Rest of the World	3,296.2	2,796.2	+17.9%	+6.4%	+16.3%	-4.8%
Global Businesses	3,220.4	3,010.5	+6.9%	+8.8%	-0.5%	-1.4%
Other	1,916.5	2,604.9	-26.4%	-9.4%	-17.0%	-
Group	16,844.5	16,155.0	+4.3%	+1.2%	+3.9%	-0.8%

Veolia Environnement consolidated revenue for the nine months ended September 30, 2014 increased 1.2% at constant consolidation scope and exchange rates (+4.3% at current consolidation scope and exchange rates) to €16,844.5 million compared to re-presented €16,155.0 million for the nine months ended September 30, 2013. Third quarter revenue increased 2.7% at constant consolidation scope and exchange rates, following second quarter growth of 3.1% and a decline of 1.7% in the first quarter of 2014 on the same basis.

For the combined Water and Waste operations, revenue increased 5.0% at current consolidation scope and exchange rates, or +3.4% at constant consolidation scope and exchange rates compared to re-presented figures for the nine months ended September 30, 2013.

Changes in consolidation scope positively impacted revenue for the nine months ended September 30, 2014 in the amount of €631.1 million, including primarily:

-	+€380.4 million related to the acquisition of control of Proactiva Medio Ambiente at the end of November 2013. Proactiva Medio Ambiente is fully consolidated in the Group’s financial statements from this date,
-	+€721.8 million related to the acquisitions of Dalkia International entities,
-	-€461.2 million related to the divestiture of the Group’s stake in Dalkia France.

The foreign exchange impact of -€139.1 million reflects mainly the depreciation compared to the euro, of the Australian dollar (-€65.6 million), the US dollar (-€39.2 million), the Czech crown (-€30.3 million), the Japanese yen (-€22.4 million) and the Brazilian real (-€13.7 million). The UK pound sterling appreciated compared to the euro with an impact on revenue of €74.0 million.

Revenue benefited:

▪	in France, from stable Water and Waste activities. Revenue in French Water was negatively impacted by the lower volumes sold by -0.6% in a satisfactory price indexation environment compared to the period ended September 2013. French Waste revenue was stable compared to the prior year period, and benefitted from an increase in treated volumes by +0.8%, despite a reduction in volumes landfilled and lower prices and volumes of scrap metals;
▪	in Europe excluding France (+1.3% at constant consolidation scope and exchange rates), from good momentum in Waste operations in the UK;
▪	in the Rest of the World, due to favorable organic growth of 6.4% at constant consolidation scope and exchange rates given strong performance of Energy Services operations in the United States, and industrial contract wins (Water and Waste) in Australia. The segment also benefited from the integration of Proactiva Medio Ambiente’s Water and Waste operations in Latin America;
▪	from good momentum in the Global Businesses segment, with +8.8% revenue growth at constant consolidation scope and exchange rates. This increase in revenue was driven by the start-up of major engineering projects (including at Veolia Water Technologies sustained activity and new desalination contracts (Az Zour North and Sadara proejcts), and in the oil and gas sector (mainly the Carmon Creek contract), in addition to growth in Hazardous Waste revenue.

Consolidated Group pro forma revenue5 would show an increase of 1.4% at current consolidation scope and exchange rates (+2.5% at constant exchange rates) to €17,372.8 million for the nine months ended September 30, 2014 compared to re-presented €17,133.7 million for the nine months ended September 30, 2013.

Revenue by business:

Revenue (€M)
	Nine months ended September 30, 2014	Nine months ended September 30, 2013 re-presented	% Change 2014/2013	Internal Growth	External Growth	Foreign Exchange Impact
Water	7,744.0	7,487.7	+3.4%	+3.2%	+1.7%	-1.5%
Waste	6,335.9	6,005.4	+5.5%	+2.8%	+3.0%	-0.3%
Energy Services	2,594.9	2,492.1	+4.1%	-8.2%	+12.7%	-0.4%
Other	169.7	169.8	-0.1%	-3.0%	+2.9%	-
Group	16,844.5	16,155.0	+4.3%	+1.2%	+3.9%	-0.8%

Revenue benefited:

▪	In Water:
-	From stability in Water Operations (-0.2% at constant consolidation scope and exchange rates, and +1.4% at current consolidation scope and exchange rates);
-	Growth in Technologies and Networks activities (Veolia Water Technologies & SADE) with +10.2% revenue growth at constant consolidation scope and exchange rates (+7.7% at current consolidation

5 Excluding Dalkia France and including full consolidation of Dalkia International at 100% over the 9 month comparative period.

scope and exchange rates), in line with the start-up of major projects, mainly in Industrial Design and Build activities (particularly desalination projects in the Middle East);

▪	In Waste, revenue growth of 2.8% (of which +1.5% revenue growth associated with activity volumes and +0.6% growth from price increases) at constant consolidation scope and exchange rates (+5.5% at current consolidation scope and exchange rates), mainly:
-	in the United Kingdom with the contribution from integrated contracts (particularly Leeds and Staffordshire), as well as good momentum in commercial collection;
-	as well as in Australia (higher volumes landfilled and increased soil decontamination activity);
▪	the integration of Water and Waste activities of Proactiva Medio Ambiente ;
▪	In Energy Services revenue growth of 4.1% at current consolidation scope and exchange rates (-8.2% at constant consolidation scope and exchange rates). This variation was driven by significantly unfavorable weather impacts in France and by the impact of the programmed end to gas cogeneration contracts in France in the first half of 2014, despite the integration of Dalkia International activities in the third quarter of 2014.

Results

For the nine months ended September 30, 2014, adjusted operating cash flow increased 12.1% (+12.8% at constant exchange rates) to €1,450.9 million compared to re-presented €1,294.2 million for the same period ended September 30, 2013.

For the combined Water and Waste activities, adjusted operating cash flow for the nine months ended September 30, 2014 increased 12.3%, or +13.1% at constant exchange rates compared to re-presented figures for the same period ended September 30, 2013.

Consolidated Group pro forma6 adjusted operating cash flow would show 7.7% growth at constant exchange rates (+6.7% at current exchange rates) to €1,594.9 million for the nine months ended September 30, 2014 compared to re-presented €1,494.5 million for the same period ended September 30, 2013.

This growth is due to:

-	the solid performance of Waste operations, mainly in the UK, Germany and the United States;
-	the impact of the full consolidation of Proactiva Medio Ambiente in Latin America; and
-	the contribution of savings plans in the amount of €109 million, net of implementation costs.

Adjusted operating income7 for the nine months ended September 30, 2014 increased 15.7% at constant exchange rates to €711.2 million compared to re-presented €620.8 million for the same period ended September 30, 2013. This improvement is mainly due to:

-	the significant increase in adjusted operating cash flow during the first nine months of 2014;

-	the increase in the share of adjusted net income of joint ventures and associates, attributable to the impact of the sale of Marius Pedersen in the amount of €48.9 million in 2014.

These elements were partially offset by a negative comparison base of around -€40 million in VE S.A. compared to the nine months ended September 30, 2013 due to the reversal of provisions for the defined benefit pension plan for executive managers.

Net financial debt amounted to €8,618 million at September 30, 2014 compared to €8,177 million at December 31, 2013. Adjusted net financial debt, excluding loans from joint ventures, increased from €5,452 million at

6 Excluding Dalkia France and including full consolidation of Dalkia International at 100% over the 9 month comparative period.

7 After the share of adjusted net income of joint ventures and associates.

December 31, 2013 to €7,844 million at the end of the third quarter of 2014, in line with the unwinding of the Dalkia joint venture. The increase in net financial debt at September 30, 2014 was driven mainly by the change in operating working capital requirements related to seasonality (-€573 million as of September 30, 2014 versus -€4 million at December 31, 2013) and the negative impact on debt related to foreign exchange movements, despite disciplined management of industrial investments, which amounted to €937 million for the nine months ended September 30, 2014 compared to €967 million for the same period ended September 30, 2013.

For the 2014 fiscal year, in view of the progress made on implementation of the transformation plan, Veolia confirms its annual objectives:

•	growth in revenue;
•	adjusted operating cash flow growth of around 10% at constant exchange rates;
•	significant growth in adjusted operating income;
•	reduction in financial expenses;
•	significant growth in adjusted net income attributable to owners of the Company; and
•	proposal of a dividend of €0.70 per share in relation to the 2014 fiscal year.

From 2015, the Group aims to achieve, in a mid-cycle economic environment:

•	organic revenue growth of more than 3% per year;
•	adjusted operating cash flow growth of more than 5% per year;
•	an adjusted leverage ratio (adjusted net financial debt / operating cash flow before changes in working capital + principal payments on operating financial assets) of the order of 3x, +/-5%
•	a dividend payout ratio in line with the historical average;
•	net cumulative cost savings of €750 million, of which 80% will benefit adjusted operating income due to accounting standards for joint ventures.

ANALYSIS BY SEGMENT

France

Revenue (€M)
Nine months ended September 30, 2014	Nine months ended September 30, 2013 re-presented	% Change 2014/2013	Internal Growth	External Growth	Foreign Exchange Impact
4,165.0	4,213.6	-1.2%	-1.2%	-	-

Overall revenue in France for the nine months ended September 30, 2014 was stable, or -1.2% at constant consolidation scope compared re-presented figures for the same period ended September 30, 2013.

▪	For Water activities, revenue decreased 2.1% (at current and constant consolidation scope). Revenue benefited from the increase in tariff indexation which partially offset the impact of contractual erosion, lower volumes sold by -0.6% and lower construction activity.

▪	For Waste activities, revenue remained relatively stable (+0.0% at current and constant consolidation scope). The slight favorable impact of volumes, as well as the increase in net prices (excluding raw materials), were offset by lower recycled raw material prices.

Adjusted operating cash flow in France declined slightly, in line with the unfavorable impact of contractual erosion in Water operations and the impact of prices (both net of cost inflation and recycled raw material prices) in Waste operations. This decline was partially offset by the impact of the cost reduction program.

Europe excluding France

Revenue (€M)
Nine months ended September 30, 2014	Nine months ended September 30, 2013 re-presented	% Change 2014/2013	Internal Growth	External Growth	Foreign Exchange Impact
4,246.4	3,529.8	+20.3%	+1.3%	+18.0%	+1.0%

Revenue in the Europe excluding France segment increased 20.3% at current consolidation scope and exchange rates (+1.3% at constant consolidation scope and exchange rates). This increase was essentially due to sustained revenue growth:

-	in the United Kingdom, revenue posted strong growth of 15.8% at current consolidation scope and exchange rates (+7.5% at constant consolidation scope and exchange rates) due to the contribution of PFI contracts in Waste (higher activity volumes related to the start-up of the Staffordshire PFI and the progression of other PFI contracts, notably Leeds) and the increase in commercial collection volumes;

-	in Central and Eastern European countries, revenue growth was 1.4% at constant consolidation scope and exchange rates, directly related to increased tariffs in Water operations.

The external growth impact was primarily related to the gain in control of Dalkia International subsidiaries, completed near the end of July 2014 and amounting to €635.8 million in revenue.

These effects were partially offset by the reduction in revenue in Germany by nearly 4.7% at constant consolidation scope and exchange rates, due primarily to the unfavorable weather impact in the first quarter of 2014 on the Braunschweig contract performance.

Adjusted operating cash flow of the Europe, excluding France segment posted sustained growth, in particular related to Waste operations in the UK and Germany. Adjusted operating cash flow also benefited from good momentum in Water operations related to tariff increases as well as the net impact of cost reduction plans.

Adjusted operating income of the Europe excluding France segment for the nine months ended September 30, 2014 was stable compared to the same period ended September 30, 2013. This stability is explained by the improvement in adjusted operating cash flow,  offset by the variation of operating provisions related to the fair value adjustment of assets in the process of divestment in Poland of roughly -€20 million.

Rest of the World

Revenue (€M)
Nine months ended September 30, 2014	Nine months ended September 30, 2013 re-presented	% Change 2014/2013	Internal Growth	External Growth	Foreign Exchange Impact
3,296.2	2,796.2	+17.9%	+6.4%	+16.3%	-4.8%

Revenue in the Rest of the World segment grew 17.9% at current consolidation scope and exchange rates (+6.4% at constant consolidation scope and exchange rates).

This increase was primarily driven by sustained revenue growth:

-	in the United States, where revenue grew 4.9% at current consolidation scope and exchange rates (+6.6% at constant consolidation scope and exchange rates), due primarily to the increase in revenue in the Energy Services business (impact of harsh weather conditions in the first half of 2014, new projects and the increase in diesel and gas prices);

-	in Australia, where revenue grew strongly, with 8.1% growth at constant consolidation scope and exchange rates (+0.9% at current consolidation scope and exchange rates) due on one hand to the increase in volumes landfilled and soil decontamination activity and price increases in commercial collection in Waste, and on the other hand due to new contract wins in Water operations (QGC).

The external growth impact of €380.4 million was primarily related to the acquisition of control of Proactiva Medio Ambiente, completed at the end of November 2013.

Adjusted operating cash flow and adjusted operating income in the Rest of World segment for the nine months ended September 30, 2014 both grew compared to the prior year period. This increase was driven by:

-	Energy Services activities in the United States;
-	the full consolidation of Proactiva Medio Ambiente, since November 28, 2013;
-	good performance of Water activities in Gabon and the Middle East.

Global Businesses

Revenue (€M
Nine months ended September 30, 2014	Nine months ended September 30, 2013 re-presented	% Change 2014/2013	Internal Growth	External Growth	Foreign Exchange Impact
3,220.4	3,010.5	+6.9%	+8.8%	-0.5%	-1.4%

Revenue of the Global Businesses segment increased 6.9% at current consolidation scope and exchange rates (+8.8% at constant consolidation scope and exchange rates). This revenue increase is mainly related to:

-	11.0% growth at constant consolidation scope and exchange rates (+7.1% at current consolidation scope and exchange rates) in Veolia Water Technologies operations. Good revenue momentum was driven mainly by the start-up of major industrial Design and Build projects (in particular the Az Zour North and Sadara desalination projects in the Middle East);

-	10.2% growth at constant consolidation scope and exchange rates (+9.9% growth at current consolidation scope and exchange rates) for SADE operations. In addition to the improvement in activity compared to 2013, this increase is primarily due to revenue growth outside France and in the telecom activity in France;

-	7.5% growth at current consolidation scope and exchange rates (+5.9% growth at constant consolidation scope and exchange rates) for SARPI operations, including an increase in treated hazardous waste volumes (mainly oil treatment and soil decontamination activity).

Adjusted operating cash flow and adjusted operating income in the Global Businesses segment for the nine months ended September 30, 2014 increased significantly, mainly in line with:

-	the increase in treated hazardous waste volumes within hazardous waste operations (mainly due to the impact of start-up of the Osilub site),
-	continued growth in Veolia Water Technologies operations, and
-	the net impact of cost reduction plans.

Other8

Revenue (€M
Nine months ended September 30, 2014	Nine months ended September 30, 2013 re-presented	% Change 2014/2013	Internal Growth	External Growth	Foreign Exchange Impact
1,916.5	2,604.9	-26.4%	-9.4%	-17.0%	-

Revenue for the Other segment declined substantially during the nine months ended September 30, 2014: -26.4% at current consolidation scope and exchange rates (-17.0% at constant consolidation scope and exchange rates). This variation is primarily due to:

-	the unfavorable impacts in the Energy Services operations in France related to the mild 2014 winter and the programmed end to gas cogeneration contracts;
-	the unwinding of the Dalkia joint venture;
-	the revenue performance of our industrial multiservice contracts could not offset the aforementioned impacts.

8 As a reminder, the “Other” segment includes the contribution of Dalkia France until the Dalkia joint venture unwinding date.

Adjusted operating cash flow and adjusted operating income for the Other segment in the nine months ended September 30, 2014 posted strong growth compared to the prior year period due to:

-	the impact of cost reductions following the consolidation of corporate headquarters since July 2013, and
-	the favorable variation of headquarters restructuring charges (voluntary departure programs) between the nine months ended September 30, 2014 and the prior year period.

These aforementioned impacts were partially compensated by the decline in Dalkia France results related to the particularly unfavorable weather impacts and the impact of the programmed end of gas cogeneration contracts, as well as an unfavorable evolution in energy prices.

In addition, outside of the improvement in adjusted operating cash flow, the adjusted operating income of the Other segment was also impacted by the reversal of pension provisions at VE S.A. related to pension modifications for executives in 2013, as well as provisions for contractual risk on an industrial multiservice contract in Portugal in 2014.

Pro Forma Financial Information

Pro forma data in connection with the shareholding restructuring of the Energy Services division

These figures include 9 months’ contribution from Dalkia International at 100% and exclude Dalkia operations in France. These figures do not include any restatement of inter-company activity between the two entities nor the impact of any potential synergies:

	Nine months ended September 30, 2014	Nine months ended September 30, 2013 pro forma	% Change	% Change at constant exchange rates
Revenue	17,372.8	17,133.7	+1.4%	+2.5%
Adjusted operating cash flow	1,594.9	1,494.5	+6.7%	+7.7%
Industrial investments	- 949.8	-920.9	n/a	n/a

SNCM

Due to the ongoing difficulties of Société Nationale Corse Méditerranée (SNCM) in 2014, Veolia has been unable to withdraw from Transdev Group.

Nonetheless, given the Group’s confirmed desire to continue its withdrawal from the transportation business, the Group’s investment in Transdev Group does not represent an extension of the Group’s businesses within the meaning of the French Accounting Standards Authority’s recommendation of April 4, 2013.

SNCM remains equity-accounted indirectly as part of the Transdev Group joint venture.

Events since December 31, 2013

The French State became a direct shareholder of SNCM on January 23, 2014 and granted SNCM two successive advances totaling €20 million. In early September 2014, the French State paid €10 million in further advances, corresponding to the last installment of €30 million promised by the government as of December 31, 2013. The French State, as shareholder, thus participates directly in the financing of SNCM and in the definition of its industrial strategy.

During the meeting of the Supervisory Board on January 22, 2014, Transdev’s representatives expressed that they no longer believed in SNCM’s long-term plan, notably due to the numerous legal uncertainties and to certain commercial and financial assumptions deemed excessively optimistic. This position was reiterated in a letter written by the Chairman of Transdev to the Minister of Transport, on January 28, 2014.

After several meetings of SNCM’s Supervisory Board between March and May 2014, where the decisions (signature of a letter of intent for the order of four ships, refusal to convene a general shareholders’ meeting with a view to removing the Chairman of the Supervisory Board) were made, with the support of the French State as shareholder, against the position of Transdev, the Supervisory Board decided on May 12, 2014, with the agreement of the French State as shareholder, not to renew the mandate of the Chairman of the Management Board and appointed Mr. Diehl as the new chairman on May 28, 2014. During SNCM’s general shareholders’ meeting of July 3, 2014, the Chairman of the Supervisory Board was removed and Mr. Nanty became a member of the supervisory board and was elected Chairman of the Supervisory Board on July 23, 2014.

During the Supervisory Board meeting of June 27, 2014, the French State and Transdev refused to participate in the vote on the extension of the letter of intent for the order of four ships, which rendered the letter null. On the same day, the Supervisory Board voted for the extension for one year (until June 30, 2015) of the maturity of the credit agreements granted by Transdev, Veolia Environnement and CGMF, subject to compliance with contractual clauses. The Supervisory Board meeting of January 22, 2014 had voted for the escrow of the Napoléon Bonaparte insurance compensation of €60 million (adjusted to €57.15 million), intended to finance voluntary redundancies as well as the resulting restructuring costs. The Group agreed to extend the expiry date of its credit (€14.37 million) subject to the retention of the aforementioned escrow and to the use of the insurance compensation solely for the payment of severance compensation to SNCM employees.

At the beginning of July 2014, the Secretary of State for Transport and the Prime Minister publicly stated they were in favor of placing SNCM in receivership. On July 10, 2014, the SNCM labor organization suspended their strike movement, initiated on June 24, 2014, following decisions approved by Transdev with the authorization of a majority vote of its Board members. This agreement, signed by Mr. Gilles Bélier appointed by the Government to monitor the mediation in the presence of Mr. Michel Cadot, prefect of Bouches du Rhônes and prefect of the Provence-Alpes-Côte-d’Azur region, provided for a moratorium on the initiation of receivership proceedings for a period of four months (unless SNCM were to become insolvent). As the Transdev press release of July 10, 2014 indicated, this agreement was intended to enable the parties concerned to work, between the date of the agreement and the end of October 2014, on the implementation of solutions for the future of the company’s activities, which were to undergo a “discontinuity solution” in connection with a controlled receivership proceeding. On September 28, 2014, however, the Chairman of the Management Board of SNCM informed the Supervisory Board that he would ask the President of the Paris Commercial Court to release a portion of the sums then under sequester in the amount of €22.5 million to cope with the company’s immediate cash requirements. Since SNCM has utilized a portion of the sums under sequester for purposes other than payment of severance compensation to SNCM employees, both Transdev and Veolia have called in their loans to SNCM, with effect from November 3, 2014. Thus SNCM management, given the company’s insolvent status, officially filed for bankruptcy in the Marseille Commercial Court on November 4, 2014. This process should determine the fate of SNCM. The Group continues to believe that the only solution is a receivership proceeding as soon as possible, which will allow the retention of a bigger portion of the Napoléon Bonaparte insurance indemnity for the payment of severance compensation to SNCM employees during the necessary restructuring of SNCM.

As for the financial statements as of and for the year ended December 31, 2013, the Group’s financial statements as of and for the half year ended June 30, 2014 were prepared based on the reasonable assumption that the Group will cease to provide any additional financing and that any solution to discontinue will be carried out through a court-supervised receivership. Accordingly, as for the 2013 financial statements, the accounting treatment adopted for the June 30, 2014 accounts consisted in reflecting, on the basis of a set of hypotheses, a fair assessment of the financial exposure of the Group through its indirect investment in SNCM.

Considering recent events and the positions defended by the French State, the Group’s management considers that the main scenario, used as the basis for the Group’s accounting treatment of SNCM, is an appropriate collective procedure accompanied by a divestment plan and a settlement agreement which is more than ever supported by recent events.

Under this scenario, the repayments claimed by the European Commission pursuant to the disputes regarding the privatization process (€220 million excluding interest) and compensation paid for so-called complementary services (€220 million excluding interest), would not be paid (see Note 28, Contingent assets and liabilities in the interim consolidated financial statements).  Should this scenario not prevail, the Company would then reassess the financial effects.

The financial indicators presented in this quarterly report for the nine months ending September 30, 2014, and in particular, adjusted operating income, were not impacted by SNCM.

Appendix to the quarterly financial review:

Reconciliation of previously published and re-presented data for the nine months ended September 30, 2013

In €M	Nine months ended September 30, 2013 published	Restatement IFRS 5	Nine months ended September 30, 2013 re-presented
Revenue	16,155.0	-	16,155.0
Adjusted operating cash flow	1,294.2	-	1,294.2
Adjusted operating income (*)	620.8	-	620.8
Gross investments	995	-	995
Net financial debt	9,612	-	9,612
Loans granted to joint ventures	3,128	-	3,128
Adjusted net financial debt	6,484	-	6,484

(*) After share of adjusted net income of joint ventures and associates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 6, 2014

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer